UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 333-51854-99

For the fiscal years ended December 31, 2010 and 2009

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kansas City Southern 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street

Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN

401(k) AND PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

Kansas City Southern 401(k) and Profit Sharing Plan

Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Kansas City, Missouri

June 15, 2011

KANSAS CITY SOUTHERN

401(k) AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Cash and temporary investments	$—	$61,406

Investments, at fair value:
Plan interest in the Master Trust	59,786,596	—
Common collective trust	—	10,532,844
Common stock of Kansas City Southern	—	11,263,239
Mutual funds	—	32,447,640

Total investments	59,786,596	54,243,723

Contributions receivable:
Participant	—	14,067
Company	—	14,192

Total contributions receivable	—	28,259

Investment trades receivable	—	10,950

Other receivable	—	8,251

Total assets	59,786,596	54,352,589

Liabilities:
Investment trades payable	—	54,802

Total liabilities	—	54,802

Net assets available for benefits at fair value	59,786,596	54,297,787

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(206,745)

Net assets available for benefits at contract value	$59,786,596	$54,091,042

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN

401(k) AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Additions:
Investment income in Master Trust:
Interest and dividends	$698,696	$—
Net appreciation in fair value of investments	4,910,711	—

Total investment income in Master Trust	5,609,407	—

Investment income:
Interest and dividends	499,436	938,067
Net appreciation in fair value of investments	2,801,182	11,264,506

Total	3,300,618	12,202,573

Total investment income	8,910,025	12,202,573

Contributions:
Participant	2,980,630	2,843,078
Company	1,719,816	1,616,461

Total contributions	4,700,446	4,459,539

Other income	5,305	8,251

Total additions	13,615,776	16,670,363

Deductions:
Fees and expenses	(15,917)	(8,920)
Benefits paid	(7,904,305)	(5,648,959)

Total deductions	(7,920,222)	(5,657,879)

Increase in net assets available for benefits	5,695,554	11,012,484

Net assets available for benefits:
Beginning of year	54,091,042	43,078,558

End of year	$59,786,596	$54,091,042

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”) is provided for general informational purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

(a)	General

The Plan is a participant-directed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan includes three separate benefit components: (1) provisions applicable to participants who are not members of a collective bargaining unit and who are employees of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan (the “KCS Participant”); (2) provisions applicable to participants who are full-time employees of The Kansas City Southern Railway Company (the “Company”) who are members of one of the following collective bargaining units with the former Midsouth Rail Corporation (the “Midsouth Rail Union Participant”): Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, or United Transportation Union (collectively the “Midsouth Collective Bargaining Units”); and (3) provisions applicable to participants who are full-time employees of the Company who are members of one of the following collective bargaining units (the “Railway Union Participant”): American Train Dispatchers Association, Brotherhood of Railway Carmen—Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association—Division of Transportation Communications International Union, Transportation Communications International Union Clerks, or National Conference of Firemen & Oilers (collectively the “Railway Collective Bargaining Units”).

On October 1, 2010, the Plan was amended to eliminate the requirement that an eligible employee be at least age 18 to participate in the plan and that part-time employees were no longer required to complete a year of service as an eligibility condition. All participants under the Plan are eligible to participate in the Plan beginning on the first day of each calendar month coincident with or immediately following the first day of employment. An employee classified as a seasonal employee or a temporary employee is allowed to participate in the Plan as a KCS Participant beginning on the first day of each calendar month coincident with or immediately following the date the participant has completed one year of service and a minimum of 1,000 hours of service.

A Midsouth Rail Union Participant that ends his or her membership in any of the Midsouth Collective Bargaining Units is no longer eligible to receive Company contributions. However, while still employed by the Company, such participant will continue to receive credit for vesting under the provisions of the Plan. Upon rejoining any of the Midsouth Collective Bargaining Units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.

A Railway Union Participant that ends his or her membership in any of the Railway Collective Bargaining Units is no longer eligible to make elective deferrals under the Plan but will remain vested in their elective contributions under the Plan.

(b)	Plan Administrations

The Plan is administered by the Advisory Committee which is appointed by the Compensation and Organization Committee. On October 1, 2010, the Plan’s trustee changed from Charles Schwab Trust Company to Fidelity Management Trust Company (the “Trustee”). In addition, Kansas City Southern (“KCS”), the plan sponsor of the Kansas City Southern 401(k) and Profit Sharing Plan and the Kansas City Southern Employee Stock Ownership Plan, and The Kansas City Southern Railway Company, a subsidiary of KCS and sponsor of the Gateway Western Railway Union 401(k) Plan, entered into an agreement with the Trustee to create the Kansas City Southern Master Trust (the “Master Trust”). The Master Trust includes the investment assets of each of the Plans. The Trustee is responsible for the custody and management of the Plan’s assets.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company will contribute for each KCS Participant a matching contribution equal to 100% of each participant’s contribution up to 5% of the participant’s eligible compensation. The Company may also make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service during the plan year; however, there were no such contributions made during 2010 or 2009. The Company matches 100% of the first $500 of the Midsouth Rail Union Participant salary deferral contributions. The Company does not match Railway Union Participant contributions. Upon enrollment in the Plan, participants may direct their contributions and any Company matching contributions where applicable into any of the various funds offered by the Plan which includes the Kansas City Southern (NYSE:KSU) common stock as an investment option.

(d)	Vesting

All participants under the Plan are always fully vested in their own contributions plus actual earnings thereon. KCS Participant Company contributions vest according to the following schedule:

Years of Service	Percent Vested
2	20%
3	40
4	60
5 or more	100

Midsouth Rail Union Participant Company contributions vest according to the following schedule:

Years of Service	Percent Vested
1	20%
2	40
3	60
4	80
5	100

In the event of termination of the Plan or upon a change of control of the Company (as defined by the Plan agreement), all participants shall become fully vested.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59  1/2. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant’s separation from services, but in no event later than the 60th day following the close of the Plan year which is the later of the year of the participant’s separation from service or the year in which the participant attains normal retirement age (age 65). Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but in no event will payment commence later than April 1 of the calendar year following the later of the year in which the participant attains age 70   1/2 or the year of the participant’s separation from service. On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution where applicable, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(g)	Administrative Expenses

Investment and recordkeeping expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. The Company may choose to pay some or all of the administrative expenses incurred by the Plan.

(h)	Forfeitures

Nonvested amounts forfeited by KCS Participants and Midsouth Rail Union Participants may be used to reduce the Company’s contribution. Allocated forfeitures were $116,876 and $167,244 for the years ended December 31, 2010 and 2009, respectively. Outstanding forfeitures at December 31, 2010 and 2009 were $140,413 and $14,091, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Prior to October 1, 2010, the Plan invested in one investment contract through a collective trust (the Invesco Stable Value Trust). The statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(e)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(f)	Payment of Benefits

Benefit payments are recorded when paid.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(g)	New Accounting Standards

In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance was effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company has adopted this guidance which did not have a material impact on the Plan’s financial statements and disclosures.

(3)	Investments

The following investments represent 5% of more of the Master Trust net assets at December 31, 2010:

Kansas City Southern common stock, 770,478 shares	$36,876,583
Janus Capital Group common stock, 417,388 shares	5,414,017
Vanguard Prime Money Market, 9,664,051 shares	9,664,051
Fidelity Freedom 2015, 470,797 shares	5,338,838

The following investments represent 5% or more of the Plan’s net assets at December 31, 2009:

Kansas City Southern common stock, 338,337 shares	$11,263,239
Invesco Stable Value Trust, 10,326,098 shares	10,532,844
PIMCO Total Return Administrative Shares, 498,294 shares	5,381,575
EuroPacific Growth, 112,858 shares	4,326,958
Janus Fund, 136,078 shares	3,573,395
Growth Fund of America, 115,404 shares	3,153,989
Washington Mutual Investors, 120,507 shares	2,969,287
MFS Value Fund, 135,784 shares	2,820,238

For the nine months ended September 30, 2010 and the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Kansas City Southern common stock	$1,386,606	$5,127,836
Janus Capital Group Income common stock	—	(4)
Mutual funds:
Value	232,419	1,230,479
Blend	75,786	410,687
Growth	301,987	2,187,907
Balanced	36,452	128,180
International	154,664	1,559,944
Real Estate	218,361	289,533
Bond Fund - Intermediate	394,907	329,944

Total net investment appreciation	$2,801,182	$11,264,506

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4)	Plan Interest in Master Trust

Effective October 1, 2010, the Plan’s assets are held in a Master Trust. The Master Trust holds the assets of the Kansas City Southern 401(k) and Profit Sharing Plan, Kansas City Southern Employee Stock Ownership Plan and the Gateway Western Railway Union 401(k) Plan (collectively, the “Plans”). The Plans’ record keeper maintains supporting records for the purpose of allocating net assets and net gains or losses of the investments to each of the Plans and to each participant’s account. The net investment income or loss of the investment assets is allocated by the record keeper to each Plan and to each participant’s account based on the investment held in-participant directed account balances.

The net assets of the Master Trust at December 31, 2010 consist of the following:

Investments, at fair value
Common stock of Kansas City Southern	$36,876,583
Common stock of Janus Capital Group	5,414,017
Mutual funds	59,618,702

Net assets available for benefits at fair value	$101,909,302

Net investment in Master Trust - by Plan
Kansas City Southern 401(k) and Profit Sharing Plan
Investment in Master Trust	$59,786,596

Plan’s percentage interest in net assets of the Master Trust	59%

Gateway Western Railway Union 401(k) Plan
Investment in Master Trust	$3,353,650

Plan’s percentage interest in net assets of the Master Trust	3%

Kansas City Southern Employee Stock Ownership Plan
Investment in Master Trust	$38,769,056

Plan’s percentage interest in net assets of the Master Trust	38%

Investment income of the Master Trust for the three months ended December 31, 2010 consist of the following:

Investment income
Interest and dividends	$894,396

Net appreciation in fair value of investments
Kansas City Southern common stock	8,386,504
Janus Capital Group Income common stock	838,088
Mutual funds	2,327,343

Total net investment appreciation	11,551,935

Net investment income	$12,446,331

Net investment income from Master Trust - by Plan
Kansas City Southern 401(k) and Profit Sharing Plan	$5,609,407
Gateway Western Railway Union 401(k) Plan	226,484
Kansas City Southern Employee Stock Ownership Plan	6,610,440

$12,446,331

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(5)	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: valued at the closing market prices reported on the active market on which the individual securities are traded.

Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.

Common collective trust: Prior to October 1, 2010, the Plan held a portion of its assets in a common collective trust. The common collective trust’s (Invesco Stable Value Trust or the “Trust”) primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. The net asset value is determined as of the close of each business day. Participants’ units are issued and redeemed only at the end of each day and at the net unit value at contract value, providing that the Plan complies with the required one-year notice provision. When the market value of units is less than the contract value, the Plan may also elect to withdraw units at their market value upon 10 days’ notice. The Trust is valued at the net asset value as determined using the estimated fair value of the investments in the respective trust at year end. The Trust holds synthetic guaranteed investment contracts (“synthetic GICs”). Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts is determined based on the change in the present value of the contract’s replacement cost. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Assets measured at fair value as of December 31, 2010:

	Fair Value Measurements			Assets at Fair Value
	Level 1	Level 2	Level 3
Investment in Master Trust:
Common stock of Kansas City Southern	$36,876,583	$—	$—	$36,876,583
Common stock of Janus Capital Group	5,414,017			5,414,017
Mutual funds:
Value	5,152,428	—	—	5,152,428
Blend	3,375,467	—	—	3,375,467
Growth	6,909,916	—	—	6,909,916
Balanced	1,649,266	—	—	1,649,266
International	4,316,900	—	—	4,316,900
Real Estate	632,908	—	—	632,908
Target Date	23,324,391	—	—	23,324,391
Money Market Fund	9,664,051	—	—	9,664,051
Bond Fund - Intermediate	4,593,375	—	—	4,593,375

	$101,909,302	$—	$—	$101,909,302

As of December 31, 2010, the fair value of the Plan’s portion of assets held in the Master Trust was $59,786,596. See Note 4 for a further discussion on the Master Trust.

Assets measured at fair value as of December 31, 2009:

	Fair Value Measurements			Assets at
	Level 1	Level 2	Level 3	Fair Value
Assets:
Common collective trust	$—	$10,532,844	$—	$10,532,844
Common stock of Kansas City Southern	11,263,239	—	—	11,263,239
Mutual funds:
Value	8,121,735	—	—	8,121,735
Blend	1,788,209	—	—	1,788,209
Growth	8,189,835	—	—	8,189,835
Balanced	828,598	—	—	828,598
International	6,846,214	—	—	6,846,214
Real Estate	1,291,474	—	—	1,291,474
Bond Fund - Intermediate	5,381,575	—	—	5,381,575

	$43,710,879	$10,532,844	$—	$54,243,723

(6)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(7)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated September 17, 2010, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through August 7, 2009. The tax determination letter has not been updated for the latest Plan amendments occurring after August 7, 2009. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2010 and 2009. Therefore, no provision for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for tax years prior to 2007.

(8)	Related Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the Plan, and certain investments held in the Trust are shares of KCS common stock. These transactions are considered party-in-interest transactions. At December 31, 2010, the fair value of Kansas City Southern common stock shares held in the Master Trust is $36,876,583 and the Plan’s portion held in the Master Trust is $13,353,400. At December 31, 2009, the fair value of Kansas City Southern common stock shares held in the Plan is $11,263,239.

(9)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(10)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statement to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$59,786,596	$54,091,042
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	206,745
Amounts allocated to withdrawing participants	—	(9,488)

Net assets available for benefits per the Form 5500	$59,786,596	$54,288,299

KANSAS CITY SOUTHERN 401(K) AND

PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following is a reconciliation of the total investment income per the financial statements to the Form 5500:

	2010	2009
Total investment income per the financial statements	$8,910,025	$12,202,573
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(206,745)	738,574

Total investment income per the Form 5500	$8,703,280	$12,941,147

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2010	2009
Benefits paid to participants per the financial statements	$7,904,305	$5,648,959
Add amounts allocated to withdrawing participants	—	9,488
Less prior year amounts allocated to withdrawing participants	(9,488)	(45,164)

Benefits paid to participants per the Form 5500	$7,894,817	$5,613,283

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2010 and 2009, respectively but not yet paid as of that date.

(11)	Prohibited Transaction

During the years ended December 31, 2010 and 2009, the Company failed to remit to the Trustee certain employee contributions totaling approximately $21,006 and $17,022 within a timely manner. Delays in remitting contributions to the Plan’s trustee were due to administrative errors, and the Company made contributions to the affected participants’ account to compensate in aggregate the approximate lost income due to the delays.

Schedule 1

KANSAS CITY SOUTHERN

401(k) AND PROFIT SHARING PLAN

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2010

Identity	Description	Fair Value
* Plan interest in investment held in Master Trust	Kansas City Southern Master Trust	$59,786,596

Total investments		$59,786,596

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule 2

KANSAS CITY SOUTHERN

401(k) AND PROFIT SHARING PLAN

Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions

December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Prohibited Non Exempt Transactions
$38,028	$38,028

☐ Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2010	$—	$21,006	$—	$—
2009	—	17,022	—	—

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern 401(k) and Profit Sharing Plan

June 15, 2011	/s/ John E. Derry
John E. Derry
Senior Vice President Human Resources